Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sircles Media, Inc.
1590 Howe Ave
Sacramento, CA 95825
www.sircles.com

Up to $3,942,043.56 in Community Preferred Stock at $0.84
Minimum Target Amount: $19,999.56

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Sircles Media, Inc.
Address: 1590 Howe Ave, Sacramento, CA 95825
State of Incorporation: DE
Date Incorporated: December 12, 2019

Terms:

Equity

Offering Minimum: $19,999.56 | 23,809 shares of Community Preferred Stock
Offering Maximum: $3,942,043.56 | 4,692,909 shares of Community Preferred Stock
Type of Security Offered: Community Preferred Stock
Purchase Price of Security Offered: $0.84
Minimum Investment Amount (per investor): $248.64

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus

To reward your loyalty as a repeat investor, you are eligible for 50% bonus shares.

*Eligibility for loyalty bonuses will be verified using records from prior WeFunder investors.

Time-Based Perks

Early Bird 1: Invest $1,000 or more within the first week | Receive access to the exclusive Sircles Investor Community Chat inside the app plus an additional 10% bonus shares

Early Bird 2: Invest $2,500 or more within the first week | Receive all prior perks + an exclusive StartEngine Badge displayed on your Sircles profile, plus an additional 20% bonus shares

Early Bird 3: Invest $10,000 or more within the first week | Receive all prior perks + a Verified Blue Checkmark on your Sircles profile, plus an additional 50% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $700 or more between days 21–28 and receive 5% bonus shares

Flash Perk 2: Invest $300 or more on day 45 and receive 3% bonus shares

Flash Perk 3: Invest $1,000+ or more on day 45 and receive 10% bonus shares

Amount-Based Perks

Winner's Sircle: Invest $50,000 or more | Receive access to the exclusive Sircles Investor Community Chat, an exclusive StartEngine Badge displayed on your Sircles profile, a Verified Blue Checkmark on your Sircles profile inside the app, and 50% bonus shares.

Inner Sircle: Invest $100,000 or more | Receive all prior perks, plus 100% bonus shares

*Stacking & Eligibility Rules

- Loyalty bonuses may be combined with either a time-based or an amount-based perk. - Time-based and amount-based perks cannot be combined.

- The maximum bonus shares is 160%.

- Eligibility for loyalty bonuses will be verified using records from prior WeFunder investors. - All investments must be single investments meeting the minimum perk requirement. - Bonuses and discounts from perks will not be granted if an investor submits multiple smaller investments that, when combined, meet the perk threshold.

- All perks occur when the offering is completed.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Sircles Media, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed Preferred Stock at $.84 / share, you will receive 110 shares of Series Seed Preferred Stock, meaning you'll own 110 shares for $84.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Sircles Media, Inc. is a Delaware corporation operating a positive-first social networking platform designed to connect users through shared interests and trusted recommendations. The company offers a mobile application that facilitates community building, event coordination, and business discovery while emphasizing constructive interactions and authentic connections.

Business Model

Sircles generates revenue through multiple streams including business subscription services that provide profile management, analytics, and promotional tools; affiliate and partner-driven commerce; Sircles branded merchandise. The Company is considering other revenue streams from event sponsorships and partnerships with venues and brands, local influencers, loyalty programs, future premium user features through in-app purchases, along with integrated point-of-sale systems for local businesses that offer analytics and engagement tools. The Company believes its early deals validate commercial demand for attention and engagement on Sircles, while also demonstrating that creators and influencers can derive value by moving their audiences into Sircles for closer connection. The Company is not scaling any revenue channels yet because they are not necessarily the long-term commercial model. The focus now is community density, after which the Company anticipates the best monetization path will become clearer. Between business profiles, boosted placements, events, venue partnerships, SMB tools, creator monetization, and advertising, the Company believes it has several viable and partially validated monetization paths, and that the question is not whether Sircles can monetize, but which path will be the highest leverage at scale.

Intellectual Property

The company has filed patent applications for its proprietary chat and topic-sharing technology, which enables organized group communications through a dynamic system of pinned subtopics within main chat rooms. This technology differentiates Sircles' approach to community organization and information sharing. The company also maintains trademark protection for its brand and has a trademark for its slogan "Caring is Sharing", and operates under the app name "Sircles" and domain name Sircles.com.

Corporate History

Sircles Media, Inc. was originally formed as Social Circle LLC, a Delaware limited liability company, on February 12, 2018. The company converted to a Delaware corporation and changed its name to Sircles Media, Inc. effective December 15, 2019. The Company's leadership team also owns and operates Tech Service 2U, Inc. (Tech 2U), a related party under common control. The Company engages Tech 2U for certain technical, operational, and promotional services. A summary of these related-party transactions is provided in the Related Party Transactions section of this Form C.

Competitors and Industry

Competitors

Sircles operates in the competitive social networking and local discovery space alongside established platforms including Meta's Facebook and Instagram, which dominate general social networking; Nextdoor, which focuses on neighborhood communities; Meetup, which specializes in event-based gatherings; Discord and GroupMe, which provide community chat functionality; and Yelp, which offers business reviews and recommendations. Sircles differentiates itself through its positive-first approach, integrated event management, recommendation-based business discovery, and patent-pending group chat organization system.

Industry

The company operates within the global social networking market, estimated at over $250 billion, and the local event and business promotion sector, valued at approximately $60 billion. The addressable market includes collaborative and promotional software tools estimated at $40 billion. Consumer demand is shifting toward community-based, interest-driven platforms that prioritize authenticity and smaller community spaces over algorithm-driven feeds, particularly among Gen Z and Millennial users who report concerns about online negativity impacting engagement.

Current Stage and Roadmap

Current Stage

Sircles has launched iOS and Android applications and is in active growth stage with measurable user traction. The platform has facilitated over one million core engagement value events, maintains a 4.7-star rating on app stores, and reports 35% monthly user retention amongst engaged users. The company has established partnerships with businesses, venues, and event organizations including LVIN for spring break programming. The company has over 100 web and business subscribers, and the platform has generated over 1,000 RSVPs for individual events.

Future Roadmap

The company's strategic plan focuses on scaling to millions of active users through expansion of its ambassador program, formation of strategic influencer partnerships, development of vertical communities around specific interests such as sports, travel, and music, and continued product iteration based on user feedback. Near-term priorities include executing a nationwide spring break initiative across 100+ campuses, implementing point-of-sale integrations for local businesses, and enhancing platform features to drive retention and network effects. The company may explore potential liquidity opportunities, such as a public offering or strategic transaction, as the business matures; however, any such outcome is uncertain and will depend on a variety of factors outside the company’s control, including market conditions, operational performance, and the company’s ability to achieve its long-term objectives.

The Team

Officers and Directors

Name: John D Worthington

John D Worthington's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO
  Dates of Service: February, 2018 - Present
  Responsibilities: John runs the engineering team daily, manages advertising and promotional activities, assists in designs and feature implementations, implements strategies and vision. John currently receives an annual salary of $84,000 and owns equity in the company.

Other business experience in the past three years:

- Employer: Tech 2U
  Title: CEO
  Dates of Service: August, 2003 - Present
  Responsibilities: John created and managed all the advertising campaigns, hired and managed employees, created training manuals and set goals for employees. John is still the owner but does not manage the day-to-day operations of the company.

Name: Todd M Fiore

Todd M Fiore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CIO, President
  Dates of Service: February, 2018 - Present
  Responsibilities: Co-Founder, President & CIO at Sircles — aligning technology, operations, and community growth while supporting partnerships that connect people through shared experiences. Todd is still the owner but does not manage the day-to-day operations of the company. Todd currently receives an annual salary of $24,000 and owns equity in the company.

Other business experience in the past three years:

- Employer: Tech 2U
  Title: Co-Founder, CIO
  Dates of Service: August, 2003 - Present
  Responsibilities: Co-Founder of Tech 2U, a leading IT and computer repair company established in 2003. Now serving in an advisory role, I participate in executive meetings to provide strategic guidance and support long-term objectives.

Name: Danny T Hinkle

Danny T Hinkle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, COO
  Dates of Service: February, 2018 - Present
  Responsibilities: I serve as Co-Founder and Chief Operating Officer of Sircles, overseeing product development, operations, and strategic growth initiatives. Danny current receives an annual salary of $92,400 and owns equity in the company.

Other business experience in the past three years:

- Employer: Tech 2U
  Title: Sub Contractor
  Dates of Service: August, 2012 - Present
  Responsibilities: I serve in an advisory capacity at Tech 2U, participating in weekly executive meetings to review high-level objectives and provide strategic guidance.

Name: Michael B Nashick

Michael B Nashick's current primary role is with Tech 2U. Michael B Nashick currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: February, 2018 - Present
  Responsibilities: Oversees the company's accounting and financial reporting functions and the accuracy of its financial records. Confers with the Chief Operating Officer regarding budget matters and disburses funds as authorized by the board of directors or other officers. Michael receives an annual salary of $38,400 and owns equity in the company.

Other business experience in the past three years:

- Employer: Tech 2U
  Title: Controller
  Dates of Service: September, 2008 - Present
  Responsibilities: Oversees the company's accounting and financial reporting functions to ensure the accuracy of its financial records.

Name: Ian J Reeder

Ian J Reeder's current primary role is with Tech 2U. Ian J Reeder currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Secretary
  Dates of Service: February, 2018 - Present
  Responsibilities: I'm secretary of the board, I handle the traditional role and requirements of the Secretary. Ian receives an annual salary of 14,400 and owns equity in the company.

Other business experience in the past three years:

- Employer: Tech 2U
  Title: General Manager
  Dates of Service: March, 2008 - Present
  Responsibilities: Managing day to day operations, overseeing all retail locations.

Name: Jordan K Baldwin

Jordan K Baldwin's current primary role is with Ridgeline Engineering. Jordan K Baldwin currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2019 - Present
  Responsibilities: Investor and advisor, Jordan does not receive compensation for his role.

Other business experience in the past three years:

- Employer: Ridgeline Engineering
  Title: CEO
  Dates of Service: April, 2004 - Present
  Responsibilities: Direct all operations and growth.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections and depend heavily on user adoption rates.
There can be no assurance that the Company will meet its projections. Our financial models rely on assumptions regarding user growth, viral coefficients, and retention rates which may not materialize. There can be no assurance that the Company will be able to find sufficient demand for its product, or that users will prefer Sircles over established competitors like Yelp or TikTok. Even if we achieve user growth, we may not be able to monetize that user base effectively enough to become profitable or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies like Sircles, is subjective. The Company analyzed factors such as our technology, intellectual property, stage of development, and industry trends to determine the pricing. However, this valuation has not been validated by an independent third-party appraiser or by the

public markets. As a result, the price you pay for your investment may be significantly higher than the value that would be established by a market for our securities, and you may risk overpaying.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Community Preferred Stock in the amount of up to $3,942,043.56 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may need to raise more capital.
We anticipate needing significant additional capital to support our user acquisition, engineering, and operational costs. It is difficult for early-stage social platforms to obtain traditional credit (bank loans) on favorable terms, so we will likely rely on selling more equity to raise funds. If we raise additional funds by issuing new shares, your ownership percentage in the Company will be reduced (diluted). Furthermore, if we are forced to raise capital during a market downturn or when our growth metrics are not meeting expectations, we may have to sell shares at a lower price than what you paid (a "down round"). This would not only dilute your percentage ownership but also lower the value of your investment. If we cannot raise sufficient funds when needed, we may be forced to reduce our operating expenses, delay feature releases, or cease operations entirely.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Community Preferred Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections and forward-looking information are hypothetical and subject to significant uncertainty.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the possible results of our operations. These estimates are based on assumptions that management believes are reasonable; however, many assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. You should not place undue reliance on these forward-looking statements, and we offer no guarantee that any specific result will be achieved.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We depend entirely on the success of the Sircles mobile application.
Our future growth and profitability depend on the market acceptance and use of a single product: the Sircles mobile application. We do not have a diversified portfolio of products or revenue streams. If user demand for social-based recommendation platforms declines, or if a competitor renders our specific approach obsolete, we do not have alternative business lines to rely upon. Any significant decline in the popularity, usage, or monetization potential of the Sircles app would have a material adverse effect on our business and financial condition.

Developing new features and technologies entails significant risks and uncertainties.
We operate in a competitive market where we must constantly innovate to keep up with competitors. We are currently in a continuous stage of research and development to refine our mobile application. Delays or cost overruns in the development of our product, or failure of the product to meet our performance estimates, may be caused by, among other things, unanticipated technological hurdles, software bugs, server scalability issues, integration challenges with third-party APIs, or changes to design. Additionally, we rely on the timely review and approval of app updates by the Apple App Store and Google Play Store. Any of these events could materially and adversely affect our operating performance and results of operations.

Software defects or harmful user-generated content could damage our reputation.
The quality of our mobile application depends on our ability to write bug-free code and maintain a stable server environment. Software bugs, crashes, or slow performance can result in user dissatisfaction, negative App Store reviews, and user churn. Furthermore, as a social platform, "safety" refers to the protection of our users from harassment, hate speech, or inappropriate content. If we fail to effectively moderate user-generated content or if our algorithms inadvertently promote harmful material, we could face public backlash, regulatory scrutiny, or removal from App Stores. Any failure to maintain the technical quality of the app or the safety of the community could harm our brand and reduce our revenue.

Minority Holder; Securities with Voting Rights
The Community Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Management has broad discretion and may make decisions you disagree with.
Our management team has full discretion over the Company's daily operations and strategic direction. As a minority shareholder, you will not have the ability to influence these decisions. Management may make decisions regarding marketing, product development, or hiring that prove to be unsuccessful or that you personally disagree with. By investing, you acknowledge that the success of the Company relies largely on the business judgment of the management team, and that business strategies are subject to change and may not produce the desired results.

We may not raise enough capital to survive, even if this offering is successful.
The Company might not sell enough securities in this offering to meet its immediate operating needs or fulfill its business plan. If we are unable to raise sufficient funds, we may be forced to cease operations, resulting in a total loss of your investment. Furthermore, even if we sell the maximum amount of Community Preferred Stock in this offering, we will likely need to raise substantial additional capital in the future to fund our growth. If we are unable to secure future funding when needed, the Company could fail. Additionally, even if we successfully raise funds in the future, the terms of those new securities may be superior to the terms of the securities you hold, potentially reducing the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our growth projections rely on user adoption and viral growth, which are difficult to predict.
Our business plans rely heavily on the assumption that increasing our advertising and marketing budget will result in a corresponding increase in user growth and engagement for the Sircles platform. However, user adoption is unpredictable. It is possible that our mobile application will fail to gain widespread market acceptance due to intense competition, user fatigue, or a failure of our specific "recommendation" features to resonate with the broader public. If our marketing efforts fail to drive the user acquisition and retention rates we project, or if our "customer acquisition costs" (CAC) are higher than anticipated, we may not achieve the scale necessary to monetize the platform effectively, which would materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against major platforms in the attention economy.
Although Sircles offers a unique value proposition focused on trusted recommendations, we compete directly for user time and attention against established social media and review platforms. Our primary competitors include major industry incumbents such as Yelp, TikTok, Facebook, and Instagram. Our business growth depends on our ability to capture market interest and user screen time away from these dominant, highly engaging platforms.

We are an early stage company and have not yet generated any profits
Sircles Media, Inc. was formed on February 12, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sircles Media, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We have a limited history of commercial operations and have not yet generated profit.
Although the Company was formed on February 12, 2018, much of our history has been dedicated to the research, development, and beta testing of the Sircles platform. As a result, we have a limited history of commercial operations upon which an evaluation of our prospects and future performance can be made. We are still in the early stages of user acquisition and monetization. Our current and proposed operations are subject to all business risks associated with early-stage enterprises. There can be no assurance that we will generate sufficient revenue to achieve or sustain profitability in the future.

Intense Market Competition
The market in which the company operates is highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Failure to protect our intellectual property or proprietary rights could harm our competitive position.
We rely on a combination of pending patents, trademarks, copyrights, and trade secrets to protect our brand and technology. However, the legal standards relating to IP are uncertain. There is no guarantee that our pending patent applications will result in issued patents, or that our trademarks will not be challenged or invalidated.

Trade Secrets & Employees
We also rely heavily on trade secrets and proprietary know-how. We require employees and consultants to execute confidentiality agreements, but we cannot guarantee that these agreements will not be breached or that we will have adequate remedies for any breach. Competitors may also independently develop similar technology without violating our rights.

Cost of Enforcement
Furthermore, enforcing our rights against infringers can be prohibitively expensive. We may not have the financial resources to prosecute a multi-year litigation battle against a well-funded competitor. If we are unable to enforce our IP due to cost, or if competitors successfully design around our technology, our ability to compete would be materially and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our business depends on access to third-party distribution platforms and compliance with evolving domestic and international regulations.
Our ability to distribute the Sircles application is dependent on maintaining our presence on digital storefronts, primarily the Apple App Store and Google Play Store. These platforms operate under domestic policies that are subject to change at the sole discretion of the platform providers. A violation of these internal guidelines—or a change in platform policy regarding data collection, location tracking, or social networking features—could result in the removal of our application, limiting our ability to reach users in our home market. Furthermore, the social media industry is subject to a complex framework of domestic and foreign government regulations. Federal or state-level authorities in the United States, as well as foreign governments, may enact laws regarding data privacy, age verification, or consumer protection that clash with our operating model. If we are unable to adapt to new regulatory standards or App Store compliance requirements, we may face bans, fines, or removal from distribution channels, which would materially adversely affect our business and financial condition.

We rely on third-party software and infrastructure providers essential to the operation of our platform.
Our business relies heavily on a variety of third-party software services, open-source libraries, and infrastructure providers. Specifically, we utilize Amazon Web Services (AWS) and Google Cloud Services for cloud hosting, OneSignal for push notifications, Amplitude for data analytics, Sentry for error tracking, and various React Native libraries for our application

framework. Our ability to maintain high-quality operations depends on the continuous uptime, support, and security of these third-party platforms. Any failure, service outage, security breach, or discontinuation of support by these vendors could have a material adverse effect on our business. We have limited control over these third-party providers, and they may alter their terms of service, pricing, or API functionality at any time, requiring us to dedicate significant resources to finding replacements or re-engineering our application.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Rewards System Risk
The Company plans to offer users merchandise, discounts, and other incentives to encourage engagement with the app. These programs may result in significant and unpredictable expenses because the cost of such rewards depends on user adoption and activity levels, which the Company cannot reliably estimate. Although the Company may implement user agreements or other limitations intended to control these costs, such measures may not be effective. As a result, the Company may incur expenses that materially harm our financial condition, operating results, and investor value.

Reputational Damage Risk
Users or third parties may post negative, misleading, or defamatory statements about the Company, its products, or its personnel on public websites, social media, or online forums. Such statements may be anonymous and difficult or impossible to remove or legally address. Negative publicity could damage the Company's reputation, reduce user growth, impair investor perception, and have a material adverse effect on our business, financial condition, and the value of your investment.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Worthington	8,600,000	Class A Common Stock	88.2%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series Seed Preferred Stock, Community Preferred Stock, SAFE, SAFE, SAFE, SAFE, SAFE, SAFE, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,692,909 of Community Preferred Stock.

Class A Common Stock

The amount of security authorized is 9,000,000 with a total of 8,600,000 outstanding.

Voting Rights

Holders of Class A Common Stock are entitled to ten (10) votes per share at all meetings of stockholders and written actions in lieu of meetings.

Material Rights

Such rights include, namely:

Distribution rights and preferences: Class A Common Stock participates pro rata with Class B Common Stock in dividends and distributions in cash or other property on based on the number of shares.. The voting, dividend, and liquidation rights of holders of Class A Common Stock are subject to and qualified by the rights, powers, and privileges of holders of Series Seed Preferred Stock.

Liquidation rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, after payment of all preferential amounts required to be paid to holders of Series Seed Preferred Stock, the remaining funds and assets available for distribution will be distributed among holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Common Stock held by each such holder.

Dividend rights: The Corporation shall declare all dividends pro rata on the Common Stock and Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. Each holder of Class A Common Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preferred Stock held by such holder pursuant to the conversion provisions of the Certificate of Incorporation.

There are no warrants or stock options associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 21,000,000 with a total of 14,891,903 outstanding.

Voting Rights

Holders of Class B Common Stock are entitled to one (1) vote per share at all meetings of stockholders and written actions in lieu of meetings.

Material Rights

Such rights include, namely:

Distribution rights and preferences: Class B Common Stock participates pro rata with Class A Common Stock in dividends and distributions in cash or other property. The voting, dividend, and liquidation rights of holders of Class B Common Stock are subject to and qualified by the rights, powers, and privileges of holders of Series Seed Preferred Stock.

Liquidation rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, after payment of all preferential amounts required to be paid to holders of Series Seed Preferred Stock, the remaining funds and assets available for distribution will be distributed among holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Common Stock held by each such holder.

Dividend rights: The Corporation shall declare all dividends pro rata on the Common Stock and Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

The total amount outstanding includes 1,506,797 Options and RSUs issued and outstanding, 34,397 warrants outstanding (exercisable into Class B Common Stock), and 4,458,806 shares available for issuance under the 2021 Stock Incentive Plan.

Series Seed Preferred Stock

The amount of security authorized is 10,000,000 with a total of 2,637,010 outstanding.

Voting Rights

Holders of Series Seed Preferred Stock may cast the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Series Seed Preferred Stock vote together with holders of Common Stock as a single class on an as-converted basis and have full voting rights and powers equal to the voting rights and powers of holders of Class B Common Stock. Holders of Series Seed Preferred Stock are entitled to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

Such rights include, namely:

Distribution rights and preferences: Series Seed Preferred Stock participates with Common Stock on a pari passu basis according to the number of shares of Common Stock held by such holders on an as-converted basis.

Liquidation rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to holders of Common Stock, the holders of shares of Series Seed Preferred Stock then outstanding must first be paid out of the funds and assets available for distribution an amount per share equal to the greater of (a) the Original Issue Price ($0.4757 per share for Series Seed Preferred Stock) plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Class B Common Stock pursuant to conversion provisions immediately prior to such liquidation, dissolution, or winding up or Deemed Liquidation Event. A "Deemed Liquidation Event" includes certain mergers, consolidations, or asset sales unless the Requisite Holders (holders of at least a majority of the outstanding shares of Series Seed Preferred Stock) elect otherwise by written notice.

Dividend rights: The Corporation shall declare all dividends pro rata on the Common Stock and Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders on an as-converted basis.

Conversion rights: Each share of Series Seed Preferred Stock is convertible, at the option of the holder thereof, at any time and without the payment of additional consideration, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred Stock by the Conversion Price for that series in effect at the time of conversion (currently 1:1 based on the Original Issue Price of $0.4757). The Conversion Price is subject to adjustment for stock splits, stock dividends, certain dividend and distribution events, recapitalizations, and issuance of additional shares of Common Stock at prices below the then-applicable Conversion Price. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders, all outstanding shares of Series Seed Preferred Stock will automatically convert into shares of Class B Common Stock at the applicable ratio.

Protective Provisions: For so long as at least one million (1,000,000) shares of Series Seed Preferred Stock remain outstanding (as adjusted for stock dividends, combinations, splits, recapitalizations and the like), the Corporation shall not, without the written consent or affirmative vote of the Requisite Holders: (a) alter the rights, powers, or privileges of the Series Seed Preferred Stock in a way that adversely affects the Series Seed Preferred Stock; (b) authorize or create any new class or series of capital stock having rights, powers, or privileges senior to any series of Series Seed Preferred Stock; (c) redeem or repurchase any shares of Common Stock or Series Seed Preferred Stock (other than pursuant to certain employee, director, officer, or consultant agreements); (d) declare or pay any dividend or otherwise make a distribution to holders of Common Stock unless such dividend or distribution is made proportionately to holders of Series Seed Preferred Stock on an as-converted to Class B Common Stock basis; or (e) liquidate, dissolve, wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree, or commit to do any of the foregoing.

There are no warrants or stock options associated with the Series Seed Preferred Stock at this time.

Community Preferred Stock

The amount of security authorized is 40,000,000 with a total of 0 outstanding.

Voting Rights

Holders of Community Preferred Stock may cast the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Community Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Community Preferred Stock vote together with holders of Common Stock as a single class on an as-converted basis and have full voting rights and powers equal to the voting rights and powers of holders of Class B Common Stock. Holders of Community Preferred Stock are entitled to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

Such rights include, namely:

Distribution rights and preferences:

Community Preferred Stock participates with Common Stock and Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders on an as-converted basis.

Liquidation rights and preferences:

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to holders of Common Stock, the holders of shares of Community Preferred Stock then outstanding must first be paid out of the funds and assets available for distribution an amount per share equal to the greater of (a) the Original Community Preferred Issue Price, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Community Preferred Stock been converted into Class B Common Stock pursuant to the conversion provisions immediately prior to such liquidation, dissolution, or winding up or Deemed Liquidation Event.

If the funds and assets available for distribution are insufficient to pay the full preferential amounts owed to holders of Community Preferred Stock and Series Seed Preferred Stock, the holders of such shares will share ratably, on a pari passu basis, in any distribution of the available funds and assets in proportion to the respective amounts that would otherwise be payable to them.

A "Deemed Liquidation Event" includes certain mergers, consolidations, or asset sales unless the Requisite Holders elect otherwise by written notice.

Dividend rights:

The Corporation shall declare all dividends pro rata on the Common Stock, Series Seed Preferred Stock, and Community Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders on an as-converted basis.

Conversion rights:

Each share of Community Preferred Stock is convertible, at the option of the holder thereof, at any time and without the payment of additional consideration, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the Original Community Preferred Issue Price for such share by the applicable Conversion Price in effect at the time of conversion. The Conversion Price is subject to adjustment for stock splits, stock dividends, certain dividend and distribution events, recapitalizations, and other customary adjustments.

Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders, all outstanding shares of Community Preferred Stock will automatically convert into shares of Class B Common Stock at the applicable conversion ratio.

Protective provisions:

For so long as at least three million (3,000,000) shares of Community Preferred Stock remain outstanding (as adjusted for stock dividends, combinations, splits, recapitalizations, and similar events), the Corporation shall not, without the written consent or affirmative vote of the Requisite Holders:

(a) alter the rights, powers, or privileges of the Community Preferred Stock in a way that adversely affects the Community Preferred Stock;

(b) authorize or create any new class or series of capital stock having rights, powers, or privileges senior to the Community Preferred Stock;

(c) redeem or repurchase any shares of Common Stock or Community Preferred Stock (other than pursuant to certain employee, director, officer, or consultant agreements);

(d) declare or pay any dividend or otherwise make a distribution to holders of Common Stock unless such dividend or distribution is made proportionately to holders of Community Preferred Stock on an as-converted to Class B Common Stock basis; or

(e) liquidate, dissolve, or wind up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree, or commit to do any of the foregoing.

There are no warrants or stock options associated with the Community Preferred Stock at this time.

Outstanding Shares and Convertible Securities

As of the launch of this offering, there are no shares of Community Preferred Stock outstanding. However, as described under the SAFE disclosure below, the company has outstanding SAFEs that are expected to convert into Community Preferred Stock upon the initial disbursement of funds in this offering. For purposes of determining the Company's valuation and the offering price per share, the Company has assumed the conversion of such SAFEs and has included 15,506,822 shares issuable upon such conversion in its fully diluted capitalization. Upon conversion, the issuance of these shares will dilute the ownership percentage of investors in this offering.

SAFE

The security will convert into Community preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $519,141.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: Equity Financing

Material Rights

SAFE Disclosure - Outstanding SAFEs

The Company has issued multiple Simple Agreements for Future Equity ("SAFEs") that are currently outstanding in an aggregate principal amount of approximately $7,725,092. All SAFEs are non-interest bearing, have no maturity date, and are convertible into Community Preferred Stock, the same class of securities being offered in this Regulation Crowdfunding offering.

Each SAFE automatically converts upon an Equity Financing, which includes the issuance of Community Preferred Stock in this offering upon the Company's disbursement of funds. As a result, some or all of the SAFEs may convert while this offering remains open.

Upon conversion, each SAFE will convert at the lower of (i) a 10% discount to the price paid by investors in this offering or (ii) the price implied by the applicable valuation cap, which ranges from $10,000,000 to $40,000,000. Because the SAFEs have different valuation caps, certain SAFE holders may convert at a more favorable price per share than investors in this offering.

The conversion of SAFEs will increase the number of outstanding shares of Community Preferred Stock and dilute the ownership percentage of investors purchasing securities in this offering. The shares issuable upon conversion of SAFEs triggered by this offering have been included in the Company's fully diluted capitalization and price-per-share calculation, as described below.

SAFE

The security will convert into Community preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $538,812.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: Equity Financing

Material Rights

Please refer to our previous SAFE disclosure.

SAFE

The security will convert into Community preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $541,809.00
Interest Rate: %
Discount Rate: 10.0%

Valuation Cap: $26,000,000.00
Conversion Trigger: Equity Financing

Material Rights

Please refer to our previous SAFE disclosure.

SAFE

The security will convert into Community preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $1,792,855.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: Equity Financing

Material Rights

Please refer to our previous SAFE disclosure.

SAFE

The security will convert into Community preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $2,636,670.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $23,000,000.00
Conversion Trigger: Equity Financing

Material Rights

Please refer to our previous SAFE disclosure.

SAFE

The security will convert into Community preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $400,770.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $18,000,000.00
Conversion Trigger: Equity Financing

Material Rights

Please refer to our previous SAFE disclosure.

SAFE

The security will convert into Community preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $996,235.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $11,000,000.00
Conversion Trigger: Equity Financing

Material Rights

Please refer to our previous SAFE disclosure.

SAFE

The security will convert into Community preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $298,800.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $10,000,000.00

Conversion Trigger: Equity Financing

Material Rights

Please refer to our previous SAFE disclosure.

What it means to be a minority holder

As a minority holder of Community Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $1,057,953.00
  Use of proceeds: General Operations, R&D, Marketing
  Date: August 08, 2025
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $2,334,664.00
  Use of proceeds: General Operations, R&D, Marketing
  Date: April 19, 2024
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $3,037,440.00
  Use of proceeds: General Operations, R&D, Marketing
  Date: April 15, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $0 compared to $106,513 in fiscal year 2024.

This increase reflects Sircles Media's start of commercial operations in January 2024 when the Company launched its online Webstore store to sell merchandise to the public, generating revenues of $102,057. Product sales consisted almost exclusively of a wellness beverage known as The Happiest Hour, which was sold through a joint marketing and profit-sharing agreement with related party Williams Broadcasting, as described further in the Related Party Transactions section of this Form C. Branded Sircles merchandise was also sold to a small extent. Sircles also began selling annual and semi-annual business subscriptions to generate revenues of $3,269, primarily to local businesses where Sircles operates in Sacramento, California. Sircles also held its launch party event in April 2024 that generated revenue of $1,187. Prior to the launch of the online store and sales of business subscriptions, the Company had not generated any operating revenues.

Cost of Sales

Cost of Sales for fiscal year 2023 was $0 compared to $53,694 in fiscal year 2024.

The increase in cost of sales corresponds directly to the Company's first year of product sales activity. The $53,694 represents costs of goods sold on product sales, which includes the costs of beverages (primarily the Happiest Hour wellness beverage sold through the Sircles store) and other merchandise, along with associated freight costs. No cost of sales was incurred in 2023 as the Company had not yet launched its commercial operations and was not generating revenue.

Gross Margins

Gross margins for fiscal year 2023 were $0 compared to $52,819 in fiscal year 2024.

The improvement in gross margins reflects the Company's commercialization of its platform. The 2024 gross profit of $52,819 represents a gross margin of approximately 49.6% on product sales ($48,363 gross profit on $102,057 in product revenue), plus the full amount of subscription and events revenue ($4,456). Direct costs for subscription and events revenue are not separately tracked and are reflected in general operating expenses. The Company had no gross margin in 2023 as it had not yet begun generating revenue from its product sales.

Expenses

Expenses for fiscal year 2023 were $1,321,013 compared to $2,049,197 in fiscal year 2024.

Operating expenses increased by $728,184 (55.1%) between the two periods, driven by significant increases in both major expense categories:

Research and Development increased from $913,506 in 2023 to $1,109,010 in 2024 (21.4% increase). This increase reflects continued investment in platform development, app enhancements, and technical infrastructure as the Company transitions from initial development to an operational focus on user acquisition, engagement strategy, and the refinement of product market fit.

Selling, General and Administrative expenses increased from $407,507 in 2023 to $940,187 in 2024 (130.7% increase). This increase was primarily driven by a significant expansion in advertising and marketing efforts. Advertising and marketing expenses increased from $28,073 in 2023 to $445,204 in 2024, representing the Company's strategic investment to drive early adoption and build community through various partnerships and campaigns throughout the year. Additional increases in SG&A include expanded administrative costs to support general operations, and increased stock-based compensation ($20,740 in 2024 vs. $11,700 in 2023).

The overall increase in operating expenses reflects the Company's evolution from a research and development phase in 2023 to more active commercialization and marketing in 2024, consistent with its product advancement and efforts to scale the business, promote crowdfunding initiatives, and support community adoption.

Historical results and cash flows:

The Company began generating revenue in January 2024, although these early streams serve primarily to demonstrate commercial viability rather than representing a core long-term monetization strategy. Fiscal year 2023 represented a prerevenue development period, while 2024 marked a phase of community growth and exploring revenue streams. As the platform matures and user acquisition efforts scale, we anticipate that the potential for revenue growth will accelerate beyond the baseline established in 2024, and that new possibilities for additional revenue streams may emerge. Past cash was primarily generated through equity investments, specifically through Simple Agreements for Future Equity (SAFE) offerings under Regulation Crowdfunding and Regulation D. Our primary goal is to drive significant user growth, retention, and engagement to build substantial enterprise value, rather than prioritizing immediate positive cash flow from operations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November, 2025, the Company has capital resources available in the form of $199,340 cash on hand. The Company also maintains ongoing SAFE agreements with investors totaling $6,667,139 as of December 31, 2024, which represent future equity obligations rather than current capital available for operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support continued user acquisition and marketing efforts, ongoing platform development and feature enhancements, exploring current and additional revenue streams, and general working capital needs to extend our operational runway as we scale toward a viable exit strategy.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. To date, the Company has prioritized aggressive investment in platform development, technical infrastructure, and promotions to support community building over immediate profitability. As a result, the Company has sustained significant losses ($2,144,615 in 2024 and $1,292,781 in 2023) and negative operating cash flows ($1,895,486 in 2024 and $1,202,604 in 2023) as disclosed in our audited financial statements. Our auditors have expressed substantial doubt about our ability to continue as a going concern.

This Regulation Crowdfunding campaign is the primary source of capital intended to fund our next phase of operations. If the Company raises its maximum funding goal, we anticipate that approximately 99% of the Company's available capital will be derived from the proceeds of this offering. We intend to deploy these funds to focus exclusively on product optimization to achieve a positive viral coefficient ('K-factor'), drive organic user growth, and maximize retention and engagement. We do not plan to prioritize immediate revenue generation during this period, choosing instead to build long-term network value that positions the Company for future institutional financing or liquidity events.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 6 months. This estimate is based on a forecasted monthly burn rate of approximately $60,000. While our historical burn rate was higher - $157,957 per month - calculated as $1,895,486 negative operating cash flow for 2024 ÷ 12 months), we have developed a capital efficiency budget for this minimum-funding scenario. In this scenario, we plan to implement broad-based cost reductions across all operational departments. Most notably, we would substantially scale back promotional and marketing expenditures to a sustainable baseline level rather than pausing them entirely. The projected $60,000 monthly burn reflects the optimized costs required to maintain engineering operations, critical infrastructure, and key personnel essential to platform stability and organic growth. While we believe this projection is achievable, it is forward-looking and cannot be guaranteed.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 24 months. This is based on a projected monthly burn rate of approximately $172,500. In this maximum funding scenario, the Company does not intend to significantly expand its fixed engineering headcount. Instead, it plans to allocate the majority of proceeds toward variable, high-impact growth initiatives designed to build long-term enterprise value.

This capital deployment strategy would focus on aggressive user acquisition & strategic partnerships, where we intend to secure relationships with high-influence brand ambassadors and strategic partners who possess large, aligned audiences to drive immediate user density.

We also intend to focus on product optimization & AI efficiency, where we explore the use of artificial intelligence to augment our current team's capabilities rather than scaling headcount linearly. We anticipate investing in technical infrastructure and AI-driven workflows to maintain a lean, high-output core engineering team focused on optimizing the platform's viral coefficient ('K-factor') and retention loops.

We also plan to continue a community-led growth strategy. We view our shareholder base not just as a source of capital, but as a critical user acquisition channel. A portion of proceeds will be allocated to initiatives designed to expand, engage, and retain this investor-user community. By successfully scaling our shareholder base through Regulation Crowdfunding, we aim to build the 'critical mass' of supporters necessary to position the Company for potential future capital events, such as a Regulation A+ offering or public listing.

While the descriptions above outline our current planned use of proceeds, results cannot be guaranteed. Management reserves broad discretion to reallocate capital and adjust the spending strategy, including pivoting resources between product development, marketing, and community expansion. This would be based on real-time market feedback, the effectiveness of specific initiatives, and emerging opportunities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential future SAFE offerings, equity financing rounds, and strategic partnerships or revenue-sharing arrangements. As disclosed in Note 3 of our audited financial statements, management plans to continue as a going concern by raising additional capital through sales of equity securities and borrowing as needed to fund operations until the Company establishes a sustainable revenue stream and becomes profitable.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Tech Service 2U, Inc. dba Tech 2U
  Names of 20% owners: Commonly controlled by the majority shareholders of Sircles Media, Inc.
  Relationship to Company: Related party under common control
  Nature / amount of interest in the transaction: In 2022, the Company entered into a development and hosting agreement with Tech 2U for the Sircles Rewards Store for total consideration of $50,000 (fully paid in 2022; $7,917 expensed in 2024, $22,083 expensed in 2023). In 2023, the Company engaged Tech 2U to provide ongoing technical support and promotional services on a month-to-month contract at a rate of $5,000 per month ($45,000 recognized in 2023 expenses; $5,000 accounts payable as of 12/31/23; $10,000 additional recognized in 2024). In 2024, the Company engaged Tech 2U to provide project work, ongoing technical support, promotional services, inventory management/order fulfillment, and other administrative services. The Company paid Tech 2U $40,000 for all project planning and implementation (expansion of functionality and features of Sircles Webstore). For ongoing support services beginning March 1, 2024, the Company paid Tech 2U $7,000 per month on a month-to-month contract in place of the $5,000 per month contract previously agreed upon ($110,000 recognized in 2024 expenses). In 2025, the Company continued its engagement with Tech 2U for essential operational services, including management of the Sircles web store, physical product fulfillment (Happiest Hour beverages and branded merchandise), maintenance of core web products (application admin panel and chat web-view interface), and other administrative functions. Through November 2025, the Company incurred approximately $63,000 in service fees. In August 2025, Tech 2U reduced its monthly service fee from $7,000 to $3,500 to support the Company's capital preservation efforts while continuing to provide full support. Separately, the Company reimbursed Tech 2U approximately $25,084 for third-party promotional expenses incurred on the Company's behalf, including direct ad spend via Tech 2U's established Google Ads accounts and payments for influencer partnerships (specifically @wealth) to drive user acquisition and downloads.
  Material Terms: Services include web hosting, technical support, promotional services, project planning and implementation related to the Sircles mobile application platform, web store management, physical product fulfillment, maintenance of core web products, and other administrative functions.

- Name of Entity: Williams Broadcasting
  Names of 20% owners: Rob Williams (owner/operator)
  Relationship to Company: Rob Williams served as a member of Sircles Media's Board of Directors
  Nature / amount of interest in the transaction: In January 2024, the Company entered into a six-month promotional

agreement for $50,000 to promote the Sircles app, increase app adoption and awareness, and promote its crowdfunding campaign (fully expensed in 2024). Additionally, the Company entered into a profit-sharing agreement to share 50% of the net profits from the sales of the Happiest Hour wellness beverage through the Sircles Webstore. Under this agreement, the Company incurred obligations to pay Williams Broadcasting a total of $20,070 for 2024 sales ($1,335 payable as of 12/31/24, recorded as a due to related party liability on the balance sheet). In 2025, the Company incurred an additional $20,000 in advertising expenses with Williams Broadcasting and $3,770 in revenue-sharing obligations related to Happiest Hour sales. Mr. Williams' service on the Board of Directors concluded in October 2025, and the primary commercial engagement with Williams Broadcasting has since been wound down. Material Terms: Promotional services to drive app adoption and revenue-sharing arrangement on specific product line sales.

Valuation

Pre-Money Valuation: $34,974,017.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The Company's stated pre-money valuation reflects a fully diluted capitalization that includes the shares of Community Preferred Stock issuable upon the conversion of outstanding SAFEs that are expected to convert in connection with this offering. Specifically, the Company has included 15,506,822 shares issuable upon conversion of SAFEs triggered by this offering in its total outstanding share count for purposes of calculating the offering price. The Company currently has an aggregate of $7,725,092 in SAFEs outstanding, some of which may convert at prices more favorable than the price paid by investors in this offering. Additional SAFEs that do not convert in connection with this offering, if any, may convert in future financings and further dilute investors.

Prospective investors should carefully review the Company Securities section of this Offering Memorandum for additional information regarding the Company's capitalization, outstanding SAFEs, and the dilutive impact of convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.56 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- Operations and Working Capital
  82.5%
  Critical allocation covering general and administrative expenses including team salaries, technology infrastructure, legal/compliance costs, and inventory management. In this minimum funding scenario, funds are prioritized to extend the Company's runway to approximately 6 months while we seek additional capital.
- Product Development and Engineering
  10.0%
  Maintenance of the core platform, specifically focusing on stability, bug fixes, and organic retention features. We will forego experimental R&D to focus on the stability of the current application.

If we raise the over allotment amount of $3,942,043.56, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- Marketing and User Acquisition
  40.0%
  Funds will be used to implement and scale advertising initiatives, such as expanding our ambassador team, forming influencer partnerships, strategic promotional activities, and event sponsorships, among others, to drive user growth in support of our goal of millions of active users.
- Product Development and Engineering
  25.0%
  Continued investment in R&D to enhance our patent-pending technology, develop new features, implement AI technologies, optimize platform performance, and support our engineering team.

- Operations and Working Capital
  20.0%
  General and administrative expenses including team salaries, technology infrastructure, legal/compliance costs, inventory for the Sircles Store, and working capital to extend our operational runway as we scale toward a viable exit strategy.
- Strategic Partnerships and Business Development
  7.5%
  Resources for forming and maintaining partnerships with businesses, venues, universities, and organizations that drive platform adoption, expand our network of users and businesses, and create revenue opportunities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.sircles.com (www..sircles.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sircles-media

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Sircles Media, Inc.

[See attached]

Sircles Media, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2024 and 2023

SIRCLES MEDIA, INC.

TABLE OF CONTENTS

To the Board of Directors of
Sircles Media, Inc.
Sacramento, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Sircles Media, Inc. (the "Company") which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has an accumulated deficit of $7,211,100 as of December 31, 2024, has sustained net losses of $2,144,615 and $1,292,781 and has negative cash flows from operations of $1,895,486 and $1,202,604 for the years ended December 31, 2024 and 2023, both respectively, and has not yet generated substantial operating revenues. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 10, 2025

Artesian CPA, LLC
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SIRCLES MEDIA, INC.
Balance Sheets
As of December 31, 2024 and 2023

		2024		2023
ASSETS				
Current Assets:				
Cash and cash equivalents	$	760,102	$	472,547
Escrow receivable		-		27,658
Other receivable		10,310		-
Due from related party		-		2,795
Prepaid expense		16,107		10,548
Inventory		11,694		14,738
Total Current Assets		798,213		528,286
Non-Current Assets:				
Property and equipment, net		4,615		6,119
Trademark		65,000		65,000
Total Non-Current Assets		69,615		71,119
TOTAL ASSETS	$	867,828	$	599,405
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts payable and accrued liabilities	$	100,325	$	77,627
Deferred revenue		41,885		40,462
Due to related party		1,335		1,206
Loan payable - related party		100		100
Sales tax payable		5,140		-
Total Current Liabilities		148,785		119,395
Non-current Liabilities:				
SAFE liability		6,667,139		4,362,375
Total Non-current Liabilities		6,667,139		4,362,375
Total Liabilities		6,815,924		4,481,770
Stockholders' Deficit:				
Series Seed Preferred Stock, $0.0001 par, 10,000,000 shares authorized, 2,637,010 shares issued and outstanding, and liquidation preference of $1,254,425 as of both December 31, 2024 and 2023		264		264
Class A Common Stock, $0.0001 par, 9,000,000 shares authorized, 8,600,000 shares issued and outstanding as of both December 31, 2024 and 2023		860		860
Class B Common Stock, $0.0001 par, 21,000,000 shares authorized, 8,881,903 shares outstanding and 9,031,903 shares issued as of both December 31, 2024 and 2023		903		903
Treasury stock		(7,000)		(7,000)
Additional paid-in capital		1,268,042		1,189,158
Subscription receivable		(65)		(65)
Accumulated deficit		(7,211,100)		(5,066,485)
Total Stockholders' Deficit		(5,948,096)		(3,882,365)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	867,828	$	599,405

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Operations
For the years ended December 31, 2024 and 2023

	2024	2023
Subscription revenues	$ 3,269	$ -
Events revenues	1,187	-
Product sales revenues	102,057	-
Cost of good sold on product sales	(53,694)	-
Gross profit on product sales	48,363	-
Operating Expenses:		
Research and development	1,109,010	913,506
Selling, general and administrative	940,187	407,507
Total Operating Expenses	2,049,197	1,321,013
Loss from operations	(1,996,378)	(1,321,013)
Other Income/(Expense):		
Realized gain from U.S. Treasury securities	24,599	33,507
Unrealized gain/(loss) from U.S. Treasury securitie	-	(3,611)
Interest income	21	579
Interest expense - SAFE issuance costs	(172,857)	(2,243)
Total Other Income/(Expense)	(148,237)	28,232
Provision for income taxes	-	-
Net Loss	$ (2,144,615)	$ (1,292,781)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2024 and 2023

	Series Seed Preferred Stock		Class A Common Stock		Class B Common Stock		Treasury Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 2022	2,637,010	$ 264	8,600,000	$ 860	8,847,506	$ 900	150,000	$ (7,000)	$ 1,114,491	$ (65)	$ (3,773,704)	$ (2,664,254)
Exercised stock options	-	-	-	-	34,397	3	-	-	24,997	-	-	25,000
Stock-based compensation	-	-	-	-	-	-	-	-	49,670	-	-	49,670
Net loss	-	-	-	-	-	-	-	-	-	-	(1,292,781)	(1,292,781)
Balance at December 31, 2023	2,637,010	$ 264	8,600,000	$ 860	8,881,903	$ 903	150,000	$ (7,000)	$ 1,189,158	$ (65)	$ (5,066,485)	$ (3,882,365)
Stock-based compensation	-	-	-	-	-	-	-	-	72,830	-	-	72,830
Warrants	-	-	-	-	-	-	-	-	6,054	-	-	6,054
Net loss	-	-	-	-	-	-	-	-	-	-	(2,144,615)	(2,144,615)
Balance at December 31, 2024	2,637,010	$ 264	8,600,000	$ 860	8,881,903	$ 903	150,000	$ (7,000)	$ 1,268,042	$ (65)	$ (7,211,100)	$ (5,948,096)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Cash Flows
For the years ended December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities		
Net loss	$ (2,144,615)	$ (1,292,781)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	72,830	49,670
Warrants	6,054	-
SAFE issuance costs	172,857	2,243
Depreciation	1,504	1,129
Unrealized gain and accrued interest from U.S. Treasury securities	-	(1,123)
Realized gain from U.S. Treasury securities	(24,599)	-
Changes in operating assets and liabilities:		
Decrease/(increase) in due from related party	2,795	(1,813)
Decrease/(increase) in other receivables	(10,310)	-
Decrease/(increase) in prepaid expense	(5,559)	23,226
Decrease/(increase) in inventory	3,044	(14,738)
Increase/(decrease) in accounts payable and accrued liabilities	23,821	30,377
Increase/(decrease) in deferred revenue	1,423	-
Increase/(decrease) in sales tax payable	5,140	-
Increase/(decrease) in due to related party	129	1,206
Net cash used in operating activities	(1,895,486)	(1,202,604)
Cash flows from investing activities		
Purchase of property and equipment	-	(3,987)
Purchase of U.S. Treasury securities	(997,758)	(394,857)
Redemption of U.S. Treasury securities	1,121,000	1,071,416
Net cash provided by investing activities	123,242	672,572
Cash flows from financing activities		
Proceeds from issuance of SAFE	2,332,422	-
SAFE issuance costs	(172,857)	-
Proceeds from exercise of stock options	-	25,000
Net cash provided by financing activities	2,159,565	25,000
Net change in cash in banks	387,321	(505,032)
Net change in cash equivalents	(99,766)	99,766
Cash at beginning of the year	472,547	877,813
Cash at end of the year	$ 760,102	$ 472,547
Supplemental disclosure of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Sircles Media, Inc. (the "Company") is a corporation organized on February 12, 2018 under the laws of Delaware. The Company was originally formed under the name Social Circle LLC as a Delaware limited liability company. On December 15, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Social Circle LLC to Sircles Media, Inc. The Company is a social media company which operates a mobile networking application.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with the development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, the costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

In January 2024, the Company launched its mobile networking application. While the product is now available, there can be no assurance that it will achieve widespread adoption or commercial success. Commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue incurring operating losses and cash outflows from operations in the near term.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents. The Company have no cash equivalents as of December 31, 2024 and 2023 (see Note 4). As of December 31, 2024 and 2023, the Company's cash in bank balances exceeded federally insured limits by $274,382 and $56,119, respectively.

Short-term Investments

The Company considers all securities with an original maturity of more than three months but less than a year to be short-term investments. See Note 4.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' deficit on the balance sheet. As of December 31, 2024 and 2023, subscription receivable presented as a contra equity account was $65.

Prepaid Expense

Prepaid expense includes amounts paid in advance for services to be rendered to the Company. As of December 31, 2024 and 2023, prepaid expense was $16,107 and $10,548, respectively, which pertains to advance payment for insurance, subscription, and web hosting services from a related party.

Inventory

Inventory consists of products purchased intended for sale. Inventory is carried at the lower of cost or market and accounted for using the weighted average method. Inventory as of December 31, 2024 and 2023 amounted to $11,694 and $14,738, respectively.

The management regularly evaluates inventory for possible impairment and obsolescence, and estimates inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded. No impairment was recognized for the years ended December 31, 2024 and 2023.

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using straight-line method over management's estimate of each asset's useful life. The Company's property and equipment consisted of computer equipment with an estimated useful life of five years. As of December 31, 2024 and 2023, the total cost was $7,749. Depreciation expense recognized was $1,504 and $1,129 for the years ended December 31, 2024 and 2023, respectively. The net carrying value as of December 31, 2024 and 2023 was $4,615 and $6,119, respectively.

Trademark

Costs to acquire rights to trademarks are capitalized and amortized over their expected economic useful lives. The Company determined that its acquired trademark is an indefinite-live intangible asset and therefore did not record amortization expense, but assesses for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as they are incurred. For the years ended December 31, 2024 and 2023, the Company recorded no impairment.

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. No impairment was recognized for the years ended December 31, 2024 and 2023.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
>
> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
>
> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Financial instruments consist principally of cash, short-term investments, receivables, accounts payable, accrued liabilities and other current liabilities. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. The treasury holdings described in Note 4 were valued using level 1 inputs.

The Company measures the SAFE agreements at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations use assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an ongoing basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the SAFE agreements related to updated assumptions and estimates are recognized within the statements of operations. The future equity obligations may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company's results of operations in future periods. The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

During the years ended December 31, 2024 and 2023, no change in fair value to the SAFE agreements was recorded as the agreements were entered into with relatively consistent terms across an extended period of time with third parties, valuation caps exceeded the Company's estimated valuation, there were no substantial changes to the Company and its valuation as it remained in a similar stage of development, and therefore the face value was determined to be representative of fair value. A roll-forward of the level 3 valued SAFE agreements activity and balances over the periods presented is as follows:

Balance, December 31, 2022	$ 4,362,375
Balance, December 31, 2023	4,362,375
Issuance of SAFE agreements	2,304,764
Balance, December 31, 2024	$ 6,667,139

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company's main revenue stream primarily relates to sales of beverages through their webstore, with small amounts of other merchandise, events, and revenue recognized from business subscriptions. Product sales, including beverages and merchandise, are recognized at the point in time that the items are shipped. Event income is recognized at the point in time that the event occurs. Subscription revenues are recognized over the subscription period.

Cost of Goods Sold on Product Sales

Costs of goods sold on product sales include the costs of the products sold and associated freight costs.

Deferred Revenue

Orders that have been placed and paid as of year-end but have not been fulfilled are recorded as deferred revenue. Deferred revenue consists of collections from a rewards crowdfunding platform. In exchange for funds received from the platform, contributors will receive early access to the Company's beta app, coupons for Tech 2U services, or favorable placement of their business within the Company's app at launch, depending on their contribution amount. Tech 2U, a related party, is commonly controlled by the majority shareholders of the Company. Deferred revenue was $41,885 and $40,462 as of December 31, 2024 and 2023, respectively.

SAFE Agreements

The SAFE agreements are classified as marked-to-market liabilities pursuant to ASC 480. The SAFE agreements are recorded as a long-term liability at their estimated fair value. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings. See Note 5 and Fair Value of Financial Instruments section of Note 2 above.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2024 and 2023 were $445,204 and $28,073, respectively.

Research & Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options is determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2024 tax years remain open to examination.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Management adopted this standard in 2022 and adoption of such had no impact on the Company's financial statements and disclosures as it has no long-term lease agreements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment*. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted this standard effective in these financial statements, which did not have a material impact on Company's financial condition or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events considered in the aggregate that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $7,211,100 as of December 31, 2024, has sustained net losses of $2,144,615 and $1,292,781 and has negative cash flows from operations of $1,895,486 and $1,202,604 for the years ended December 31, 2024 and 2023, both respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon the Company obtaining adequate capital to fund its operating losses until it establishes a revenue stream and becomes profitable. Management has evaluated these conditions and plans to continue as a going concern by raising additional capital through sales of equity securities and borrowing. Management believes its plans are sufficient to fund the working capital needs of the Company until the earlier of one year from the date of the issuance of these financial statements or the occurrence of sufficient future positive cash flows from operations. Management cannot provide assurance that the Company will be successful in accomplishing its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company will be forced to delay or scale down some or all of its development activities or perhaps even cease the operation of its business. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4: U.S. TREASURY SECURITIES

The Company purchased U.S Treasury securities as follows:

				Market Value December 31	
Security type	**Date purchased**	**Maturity date**	**Purchase price**	**2024**	**2023**
Short-term					
U.S. Treasury Bill	April 17, 2024	October 17, 2024	$ 292,219	N/A	N/A
U.S. Treasury Bill	May 03, 2024	August 27, 2024	$ 108,152	N/A	N/A
U.S. Treasury Bill	May 03, 2024	August 27, 2024	$ 98,320	N/A	N/A
U.S. Treasury Bill	June 25, 2024	December 26, 2024	$ 399,386	N/A	N/A
U.S. Treasury Bill	July 24, 2024	October 24, 2024	$ 99,681	N/A	N/A
Cash equivalent					
U.S. Treasury Bill	October 18, 2023	January 18, 2024	$ 98,643	N/A	$ 99,766

The U.S. Treasury securities that matured in 2024 and 2023 were redeemed for a total of $1,121,000 and $1,100,000, respectively. The Company recognized realized gains of $24,599 and $33,507 for the years ended December 31, 2024 and 2023, respectively, including the $1,123 unrealized gain recognized in 2023. Interest earned from the U.S. Treasury note amounted to $0 and $362 and for the years ended December 31, 2024 and 2023, respectively.

NOTE 5: SAFE

The Company has conducted offerings of Simple Agreements for Future Equity ("SAFEs") under Regulation Crowdfunding and Regulation D. The SAFEs have no maturity date and bear no interest.

The SAFEs entitle the holder to convert the SAFEs into the Company's preferred stock. The terms provide for discounted (see table below) automatic conversion of the SAFEs' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

In the case of a liquidity event (as defined in the agreement) before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of (a) cash equal to the face value of the SAFE ("Purchase Amount") or (b) the amount payable on the number of shares of common stock equal to the Purchase Amount divided by the liquidity price (defined in the agreement as a share price determined by dividing the applicable valuation cap to the Company's then outstanding capitalization).

The SAFEs provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. Upon a dissolution, the SAFEs are junior to debts, senior to common stock, and on par with preferred stock. If the SAFEs convert into the Company's preferred stock, it will all have the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

During the years ended December 31, 2024 and 2023, the Company issued $2,304,764 and $29,900 of SAFEs and incurred $172,857 and $2,243 of broker fees related to these offerings, each respectively, which were charged to interest expense due to the indeterminate period of the SAFEs.

As of December 31, 2024 and 2023, the Company had a total outstanding SAFE liability of $6,667,139 and $4,362,375, respectively, which approximates fair value. No SAFEs have been converted into equity, nor have any terminated or expired based on the terms of the agreements. SAFE holders will receive a number of shares of preferred stock calculated using the method that results in the greater number of preferred stock: (a) Purchase Amount applied at the discount rate (see table below) on the price of preferred stock issued to new investors or (b) Purchase Amount divided by the quotient of the applicable valuation cap and the total amount of the Company's capitalization at that time.

Conversion Discount	Valuation Cap	2024	2023	2022	2021	2020
10%	$ 10,000,000	$ -	$ -	$ -	$ -	$ 300,000
10%	11,000,000	-	-	-	-	995,035
10%	18,000,000	-	-	-	400,000	-
10%	23,000,000	-	-	1,564,931	1,072,509	-
10%	26,000,000	370,100	29,900	-	-	-
10%	30,000,000	1,934,664		-	-	-
		$ 2,304,764	$ 29,900	$ 1,564,931	$ 1,472,509	$ 1,295,035

As of December 31, 2024 and 2023, $0 and $27,658, respectively, of these subscribed SAFEs were not yet closed out of escrow and therefore were recorded as escrow receivable in the balance sheet.

NOTE 6: STOCKHOLDERS' DEFICIT

From inception through December 15, 2019, Sircles Media, Inc. (formerly Social Sircle LLC) was a limited liability company. Social Circles LLC denominated its membership interests as a series of common unit classifications, which were converted into the newly created classes of stockholders' equity in Sircles Media, Inc.

The Company is authorized to issue a total of 40,000,000 shares of stock: (a) 30,000,000 shares of $0.0001 par value common stock, consisting of 9,000,000 shares of Class A Common Stock and 21,000,000 shares of Class B Common Stock and (b) 10,000,000 shares of $0.0001 par value preferred stock, all designated as Series Seed Preferred Stock.

Class A Common Stock has voting rights of 10 votes per share and Class B Common Stock has voting rights of 1 vote per share. Preferred stock is entitled to vote with holders of Class B Common Stock on an as-converted basis. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

The preferred stockholders have certain dividend preferences over common stockholders and other protective provisions. The shares of preferred stock are subject to an optional conversion right, where shares are convertible into fully paid and non-assessable shares of Class B Common Stock at a 1:1 rate, with certain dilution protections. All shares of preferred stock are subject to automatic conversion into the Company's Class B Common Stock upon an initial public offering or by vote or written consent of the requisite holders.

The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: (a) the original issue price of $0.4757 (subject to dilution protection adjustments) plus any unpaid dividends and (b) on an as converted to Class B Common Stock basis. The total liquidation preference as of December 31, 2024 and 2023 was $1,254,425.

Preferred Stock

As of December 31, 2024 and 2023, 2,637,010 shares of Series Seed Preferred Stock were issued and outstanding.

Class A Common Stock

As of December 31, 2024 and 2023, 8,600,000 shares of Class A Common Stock were issued and outstanding.

Class B Common Stock

As of December 31, 2024 and 2023, 8,881,903 shares of Class B Common Stock were outstanding and 150,000 shares held in treasury.

Stock Options

In February 2021, the Company adopted the 2021 Stock Incentive Plan (the "Plan"), which provides stock awards including incentive and non-statutory stock options to employees, directors, consultants and affiliates of the Company. The stock options generally have a term of up to ten (10) years, or five (5) years for incentive stock options issued to stockholders owning more than 10% of the Company. The stock options are subject to vesting restrictions determined on a case-by-case basis.

As of December 31, 2024 and 2023, the Company had reserved 1,467,494 shares of Class B Common Stock for issuance under the Plan, and there were 389,800 and 479,800 shares of Class B Common Stock available for grant, respectively.

A summary of options activities for the years ended December 31, 2024 and 2023 is as follows:

	Options	Weighted Average Exercise	Intrinsic Value
Outstanding as of December 31, 2022	948,297	$ 0.48	$ -
Granted	284,397	0.51	
Forfeited	(90,000)	0.48	
Exercised	(34,397)	0.73	
Expired	(155,000)	0.48	
Outstanding as of December 31, 2023	953,297	$ 0.48	$ -
Granted	290,000	0.73	
Expired	(200,000)	0.48	
Outstanding as of December 31, 2024	1,043,297	$ 0.55	$ -
Exercisable as of December 31, 2023	837,694	$ 0.48	
Exercisable as of December 31, 2024	968,297	$ 0.54	

	2024	2023
Weighted average grant-date fair value of options granted during the year	$ 0.17	$ 0.22
Weighted average duration (years) to expiration of outstanding options at year-end	7.57	8.28

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option pricing model to determine the grant-date fair value of stock options granted:

	2024	2023
Risk-free interest rate	3.92% - 4.19%	4.66% - 5.60%
Expected term (in years)	5.0-5.2	0.04-6.4
Expected volatilty	50.00%	50.00%
Expected dividend yield	0.00%	0.00%

The total grant-date fair value of the options granted during the years ended December 31, 2024 and 2023 were $50,530 and $62,100, respectively. In 2024 and 2023, vested options totaling 200,000 and 155,000, respectively, expired three (3) months after the services of the option holders were terminated. The stock-based compensation expense recognized for the years ending December 31, 2024 and 2023 was $72,830 and $49,670, respectively. The unrecognized compensation costs of $14,400 as of December 31, 2024 will be recognized in 2025.

Stock-based compensation expense was classified in the statements of operations as follows:

	2024	2023
Selling, general and administrative	$ 20,740	$ 11,700
Research and development	52,090	37,970
	$ 72,830	$ 49,670

Stock Warrants

During the year ended December 31, 2024, the Company issued 34,397 warrants as compensation to consultants for services related to investor meetings and fundraising efforts. These warrants were granted as non-cash consideration and are classified as equity in accordance with ASC 718 (stock-based compensation). The warrants have a term of 10 years with an exercise price of $0.72 and were vested immediately.

The fair value of the warrants granted was $6,054, determined on the grant date using the Black-Scholes valuation model with inputs consistent with those disclosed for stock option valuations disclosed above. Since these warrants were issued in connection with fundraising efforts, the Company recorded the full amount as expense in the statement of operations. As of December 31, 2024, none of the issued warrants has been exercised, and the outstanding warrants remain fully vested and exercisable. The intrinsic value as of December 31, 2024 was $0.

NOTE 7: RELATED PARTY TRANSACTIONS

Tech 2U

In 2022, the Company entered into a web hosting agreement with Tech 2U, a related party under common control, for a total consideration of $50,000. The Company paid the full amount in 2022. As of December 31, 2023, $7,917 of the consideration was recognized as prepaid expense. The Company incurred expenses on this agreement of $7,917 and $22,083 for the years ended December 31, 2024 and 2023, respectively.

In 2023, the Company engaged Tech 2U to provide technical support and promotional services on a month-to-month contract at a rate of $5,000 per month. The Company recognized $45,000 of operating expense for the year ended December 31, 2023 under this agreement. As of December 31, 2023, the outstanding amount is $5,000, which is included in accounts payable on the balance sheet. An additional $10,000 was recognized to expenses under this agreement in the year ended December 31, 2024.

In 2024, the Company engaged Tech 2U to provide technical support and promotional services with the following terms: the Company will pay Tech 2U $40,000 for all project planning and implementation described in the agreement. For ongoing management/support, beginning March 1, 2024, the Company will pay Tech 2U $7,000 monthly. The Company recognized $110,000 of operating expense for the year ended December 31, 2024 under this agreement.

Williams Broadcasting

In January of 2024, the Company entered into two agreements with Williams Broadcasting, owned and operated by Rob Williams who is a member of the Company's board of directors. The Company entered into a six-month agreement for $50,000 to promote the Sircles app, encourage downloads and app usage, and promote its crowdfunding campaign, with all $50,000 recognized to 2024 operating expenses. Additionally, the Company entered into a profit-sharing agreement to share 50% of the net profits from the sales of the Happiest Hour wellness beverage through the Sircles store. Under this agreement, the Company has incurred obligations to pay Williams Broadcasting a total of $20,070 for 2024 sales. $1,335 of this amount (relating to December sales) was payable as of December 31, 2024 and recorded as due to related party liabilities on the balance sheet.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $2,065,460 and $1,404,766, respectively.

The following table presents the deferred tax assets by source:

	2024	2023
Deferred tax asset:		
Net operating loss carryforwards	$ 1,342,261	$ 895,719
Book-to-tax differences	314	1,010
R&D capitalization differences	528,709	366,628
R&D credit	194,175	141,409
Valuation allowance	(2,065,460)	(1,404,766)
Net deferred tax asset	$ -	$ -

The Company incurs Federal and California income taxes at rates of 21% and 8.84% of gross margin, respectively, and has used an effective blended rate of 27.98% to calculate the deferred tax assets. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized.

In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2024 and 2023, cumulative losses through December 31, 2024, and no history of generating taxable income. Therefore, valuation allowances of $2,065,460 and $1,404,766 were recorded as of December 31, 2024 and 2023, respectively. The valuation allowance increased by $664,277 in 2024. The effective rate is reduced to 0% for 2024 and 2023 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $4,796,599 and $3,198,969, respectively.

NOTE 10: SUBSEQUENT EVENTS

2021 Stock Incentive Plan

The Company increased the shares reserved for issuance under its 2021 stock incentive plan to an aggregate of 6,000,000 shares.

Stock Options

The Company granted a total of 250,000 stock options to purchase shares of its Class B Common Stock under the 2021 Stock Incentive Plan in connection with services performed for the Company. The stock options have an exercise price of $0.7268 and have a term of ten years. All 250,000 stock options were fully vested through the issuance date of these financial statements.

Management's Evaluation

Management has evaluated subsequent events through March 10, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Invest in Sircles Media

The Social Recommendations App Designed to Destroy Yelp

Sircles is a social sharing network built on positivity. No Bots--No Trolls--No reviews--just recommendations from the people you trust. A platform combining community and shared experiences, Sircles redefines how people discover and share what they love.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Sircles
yelp
No affiliation, endorsement, or implied market position relative to Yelp Inc.

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$0.84 Per Share

PREVIOUSLY CROWDFUNDED
$7,500,057

MIN INVEST
$248.64

VALUATION
$34.97M

REASONS TO INVEST

- **Investor Support**: We've raised over $7.2M from more than 7,400 investors who believe in our mission to build a place where people can share what they love, instead of tearing things down.
- **Real Engagement**: With approximately 100,000 installs, 1000% YoY engagement growth, and 5X YoY monthly active user growth, the Sircles app has been opened over 3,700,000 times since our soft launch in 2021.
- **Strong Partnerships**: Supported by AWS Amazon Activate and Nvidia Inception Accelerator, Sircles has endorsements from celebrities like David Garibaldi and The Bachelorette's Dale Moss, and has been featured in the press by BBC Online, Fox40, Sacramento Business Journal and many more.
- **Hyper-Transparency**: We've opened our team up to unprecedented access behind the scenes. We post our daily work sessions online for anyone to view. Our team is united, talented and in this to win this. Join us and see for yourself.

TEAM



John Worthington • Co-Founder, CEO

Repeat founder. Driver by nature. Leading engineering, product innovation & execution with relentless obsession to detail.

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Danny Hinkle • Co-Founder, COO

Problem solver focused on community and growth. Built key partnerships and led major crowdfunding campaigns.

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Todd Fiore • CIO, President

Cultural backbone of Sircles. User-facing leader and QA oversight, ensuring quality and morale stay high.

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Michael B Nashick • Chief Financial Officer

Oversees the company's accounting and financial reporting functions to ensure the accuracy of its financial records. Works closely with the COO on budgeting and manages disbursement of funds as authorized by the board and executive officers.

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TECH 2U

Ian J Reeder • Secretary

Early employee at Tech 2U, General Manager. Secretary & Technical Project Manager, leading web development and third party integrations.

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Jordan K Baldwin • Board Member

Founder and CEO of Ridgeline Engineering, Engineering PhD, Active investor.

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THE PITCH

Sircles has Achieved Extraordinary Crowdfunding Success Raising Over $7 Million Across Four Regulation Crowdfunding Offerings

Why This Matters

Raising capital through Regulation Crowdfunding is statistically difficult. According to third-party market data from KingsCrowd, the median successful Reg CF raise is approximately $114,000, and the average successful raise is approximately $368,000.

In a given year, only a small percentage of issuers exceed $1 million in a single Regulation Crowdfunding offering.

Against this backdrop, Sircles has raised over $7 million across four Regulation Crowdfunding offerings, each exceeding $1 million. This level of repeated participation reflects sustained investor interest over multiple offerings and distinguishes Sircles' fundraising history from the typical Regulation Crowdfunding campaign.

Past fundraising results do not guarantee future performance.

We believe Sircles is built to scale with a positive-first mission. A safe and fun destination where people can find friends, build community and share their favorite places, movies, shows, books, podcasts and more--everything Social Media promised us but we believe has failed to deliver. The founders, successful small business owners with multiple locations across the western US., were inspired to build Sircles after years of frustration experienced by many small businesses—frustration with traditional review platforms, including Yelp, both as consumers and small business owners. Sircles was created to offer a different approach centered on recommendation from people you know and trust.



GIRL SQUAD HQ
Jamey Metz
Restaurants & Food
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David wants you to join the group "GARIBALDI ARTS CLUB" in Sircles!
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Sircles
Sircles
Build communities, manage group chats, and share favorite experiences

Led by a tight-knit team with deep domain expertise in social tech and product scaling, we're already expanding across universities, nightlife, and influencer communities. And with over $7M raised from thousands of community investors, partnerships with major influencers and organizations, and strong user retention rates, we believe Sircles is positioned to become the go-to platform for social groups everywhere.

THE PROBLEM

Toxic Feeds, Fragmented Communities

When the harm outweighs the good--Society needs to rethink **Social Media**.

We believe online communities have been hijacked by negativity, trolling and one-dimensional engagement. Traditional social networks prioritize outrage, ads and algorithms over genuine connection.

Local businesses and organizations struggle to build community, drive loyalty, engagement and word-of-mouth in a digital-first world. Small businesses feel bullied by online reviews and seek relationship-driven loyalty options.

People seek kindness, calm, authenticity and trusted communities.

OUR SOLUTION

A Healthy Replacement Built for Real Communication

Sircles has positivity in its DNA.

We've made the only social app that helps manage communities and fuel discovery in a positive, troll-free environment. We replace the outdated "review culture" with personal favorites – recommendations from trusted friends that lift up local businesses and drive real word-of-mouth growth. And by combining group chats, events, and recommendations all into one platform, we're saving people time, reducing drop-off between platforms, and boosting engagement.


Events
Group Chats
Recommendations
Reduces platform drop-off
Boosts Engagement
Saves people time

Between our fun, gamified design, rewards from local businesses our consumers love, and the promise of supportive, positive sharing, we're creating a platform that people will want to call home.

THE MARKET & OUR TRACTION

We Believe We're On the Verge of Breakout Adoption

Yelp is a multi-billion-dollar machine controlling online reputation. And Facebook is littered with negativity. We believe consumers are ready to move on from toxicity.


Sircles
WE'VE BEEN BUILDING & SCALING BUSINESSES TOGETHER FOR TWO DECADES
Now we're aiming to provide a refreshing alternative to traditional platforms in the $50B+ local discovery and social commerce market.

Source

Early user engagement has informed Sircles' ongoing development and expansion plans. This raise provides investors with an opportunity to support the Company as it works to scale its platform.


$7.2M
Raised from more than 7,400 investors
5X
YoY monthly active user growth
1000%
YoY engagement growth
3.7M+
App opens
100,000
App installs

We have multiple pending patents covering key aspects of our recommendation and user experience. Partnerships with AWS Activate and NVIDIA Inception Accelerator help to strengthen our technical edge and scalability as we prepare for mass adoption, and influential leaders across entertainment, sports, and culture are helping us expand our reach and credibility.


RELATIONSHIPS
David Garibaldi
World renowned performance artist
Chady Garibaldi
Women's empowerment leader & fitness enthusiast
Josh Emmett
UFC Fighter
Dale Moss
ABC's the Bachelorette

**Individuals shown have promotional or influencer relationships with Sircles, which may be paid or unpaid. Inclusion does not imply endorsement of this offering or guarantee of future involvement or results.*

Our product has been stress-tested by real communities. And with direct access to the audiences that shape trends, culture, and community engagement, we're ready to make positivity go viral.

WHY INVEST

A Cultural Shift in Social Media

With growing media coverage from outlets like Fox40 and Sacramento Business Journal, Sircles is leading a movement toward authentic, community-driven engagement. We want to give users and businesses the tools they need to connect through positivity, shared interests, and real relationships.

Our team walks the walk, having worked closely together for nearly two decades – and with the strategic guidance and cultural momentum from our powerful endorsements, and the support of more than 7,400 individual investors so far, we're ready to redefine social commerce with kindness and connection.

> **"READY TO REDEFINE SOCIAL COMMERCE WITH KINDNESS AND CONNECTION.**

Real communities are loving Sircles, and we'd love to add you to our network of friends. Invest today and help us change the future of social media.


Sircles
REDEFINING HOW PEOPLE DISCOVER LOCAL EXPERIENCES ONLINE AND IN REAL LIFE.
Conversation
Word-of-mouth
Community

ABOUT

HEADQUARTERS
1590 Howe Ave
Sacramento, CA 95825

WEBSITE
View Site

Sircles is a social sharing network built on positivity. No Bots--No Trolls--No reviews--just recommendations from the people you trust. A platform combining community and shared experiences, Sircles redefines how people discover and share what they love.

TERMS

Sircles Media

Overview

PRICE PER SHARE
$0.84

VALUATION
$34.97M

FUNDING GOAL
$20K - $3.94M

Breakdown

MIN INVESTMENT
$248.64

OFFERING TYPE
Equity

MAX INVESTMENT
$3,942,043.56

SHARES OFFERED
Community Preferred Stock

MIN NUMBER OF SHARES OFFERED
23,809

MAX NUMBER OF SHARES OFFERED
4,692,909

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$867,828	$599,405
Cash & Cash Equivalents	$760,102	$472,547
Accounts Receivable	$0	$0
Short-Term Debt	$148,785	$119,395
Long-Term Debt	$6,667,139	$4,362,375
Revenue & Sales	$106,513	$0
Costs of Goods Sold	$53,694	$0
Taxes Paid	$0	$0
Net Income	-$2,144,615	-$1,292,781

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus

To reward your loyalty as a repeat investor, you are eligible for 50% bonus shares.

*Eligibility for loyalty bonuses will be verified using records from prior WeFunder investors.

Time-Based Perks

Early Bird 1: Invest $1,000 or more within the first week | Receive access to the exclusive Sircles Investor Community Chat inside the app plus an additional 10% bonus shares

Early Bird 2: Invest $2,500 or more within the first week | Receive all prior perks + an exclusive StartEngine Badge displayed on your Sircles profile, plus an additional 20% bonus shares

Early Bird 3: Invest $10,000 or more within the first week | Receive all prior perks + a Verified Blue Checkmark on your Sircles profile, plus an additional 50% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $700 or more between days 21–28 and receive 5% bonus shares

Flash Perk 2: Invest $300 or more on day 45 and receive 3% bonus shares

Flash Perk 3: Invest $1,000+ or more on day 45 and receive 10% bonus shares

Amount-Based Perks

Winner's Sircle: Invest $50,000 or more | Receive access to the exclusive Sircles Investor Community Chat, an exclusive StartEngine Badge displayed on your Sircles profile, a Verified Blue Checkmark on your Sircles profile inside the app, and 50% bonus shares.

Inner Sircle: Invest $100,000 or more | Receive all prior perks, plus 100% bonus shares

*Stacking & Eligibility Rules

- Loyalty bonuses may be combined with either a time-based or an amount-based perk. - Time-based and amount-based perks cannot be combined.

- The maximum bonus shares is 160%.

- Eligibility for loyalty bonuses will be verified using records from prior WeFunder investors. - All investments must be single investments meeting the minimum perk requirement. - Bonuses and discounts from perks will not be granted if an investor submits multiple smaller investments that, when combined, meet the perk threshold.

- All perks occur when the offering is completed.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Sircles Media, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed Preferred Stock at $.84 / share, you will receive 110 shares of Series Seed Preferred Stock, meaning you'll own 110 shares for $84.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

SIRCLES MEDIA, INC.

Sircles Media, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "***Corporation***"), hereby certifies as follows:

A. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on December 12, 2019.

B. This First Amended and Restated Certificate of Incorporation was duly adopted in accordance with section 228, section 242, and section 245 of the General Corporation Law of the State of Delaware (the "DGCL"), and restates, integrates, and further amends the provisions of the Corporation's Certificate of Incorporation.

ARTICLE I: NAME.

The name of the Corporation is Sircles Media, Inc.

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III: DEFINITIONS.

As used in this First Amended and Restated Certificate of Incorporation (this "***Certificate***"), the following terms have the meanings set forth below:

"***Board***" means the board of directors of this Corporation.

"***Board Composition***" means that for so long as at least twenty-five percent (25%) of the initially issued shares of Series Seed Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect one (1) director of the Corporation (the "***Series Seed Director***"), the holders of record of the shares of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect four (4) directors of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Common Stock, the Series Seed Preferred Stock, and the Community Preferred Stock, all voting together as a single class on an as-converted basis. For administrative convenience, the initial Series Seed Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"***Convertible Securities***" means any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

"***Original Community Preferred Issue Price***" means (i) with respect to shares of Community Preferred Stock issued to purchasers for cash, the price per share paid by such purchasers, and (ii) with respect to shares of Community Preferred Stock issued upon conversion of a Simple Agreement for Future Equity, the "Conversion Price" applicable to such shares pursuant to the terms of the applicable Simple Agreement for Future Equity.

"***Original Series Seed Issue Price***" means $0.4757 for each issued and outstanding share of Series Seed Preferred Stock.

"***Options***" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

"***Recapitalization***" means any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock or Community Preferred Stock, as they case may be, in either case voting as a single class on an as-converted basis.

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The authorized capital stock of the Corporation shall consist of (i) Nine Million (9,000,000) shares of Class A common stock, $0.0001 per share par value (the "***Class A Common Stock***"); (ii) Fifty Million (50,000,000) shares of Class B common stock, $0.0001 per share par value (the "***Class B Common Stock***" and together with the Class A Common Stock, the "***Common Stock***"); (iii) Ten Million (10,000,000) shares of Series Seed Preferred Stock, $0.0001 per share par value (the "***Series Seed Preferred Stock***"); and (iv) Forty Million (40,000,000) shares of Community Preferred Stock, $0.0001 per share par value (the "***Community Preferred Stock***").

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Series Seed Preferred Stock and the Community Preferred Stock. Except for the voting rights below or as otherwise set forth herein, the rights of the Class A Common Stock and Class B Common Stock shall be identical and shall entitle the holders thereof to the same rights and privileges, including without limitation the same rights to dividends and distributions in cash or other property, and references in this Certificate to Common Stock shall be deemed to include both Class A Common Stock and Class B Common Stock.

2. **Voting.** The holders of the Class A Common Stock are entitled to ten (10) votes for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of the Class B Common Stock are entitled to one (1) vote for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting The number of authorized have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they are entitled under this Section 1.1 and to pay the holders of shares of Community Preferred Stock the full amount to which they are entitled under Section 1.1 of Part C of this Article V, the holders of shares of Series Seed Preferred Stock and the holders of shares of Community Preferred Stock will share ratably, on a *pari passu* basis, in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred Stock and Community Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2. Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock as provided in Section 1.1 and the Community Preferred Stock pursuant to Section 1.1 of Part C of this Article V, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3. Deemed Liquidation Events.

1.3.1. Definition. Each of the following events is a "***Deemed Liquidation Event***" for purposes of this Part B of Article V unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2. Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1. General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock may cast the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Class B Common Stock, and shall be entitled, notwithstanding any provision of this Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2. Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3. Series Seed Preferred Stock Protective Provisions. For so long as at least One Million (1,000,000) shares of Series Seed Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;

(b) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to any series of Series Seed Preferred Stock;

(c) redeem or repurchase any shares of Common Stock or Series Seed Preferred Stock (other than (i) pursuant to employee, director, officer or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement or (ii) pursuant to rights of first refusal contained in agreements providing for such right);

(d) declare or pay any dividend or otherwise make a distribution to holders of Common Stock unless such dividend or distribution is made proportionately to the holders of Series Seed Preferred Stock on an as-converted to Class B Common Stock basis;

(e) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Series Seed Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1. Right to Convert.

3.1.1. Conversion Ratio. Each share of Series Seed Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred Stock by the Conversion Price for that series of Series Seed Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Series Seed Preferred Stock means the Original Issue Price for such series of Series Seed Preferred Stock, which initial Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Class B Common Stock, is subject to adjustment as provided in this Certificate.

3.1.2. Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed Preferred Stock.

3.2. Fractional Shares. No fractional shares of Class B Common Stock will be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class B Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Class B Common Stock and the aggregate number of shares of Class B Common Stock issuable upon such conversion.

3.3. Mechanics of Conversion.

3.3.1. Notice of Conversion. To voluntarily convert shares of Series Seed Preferred Stock into shares of Class B Common Stock, a holder of Series Seed Preferred Stock shall surrender the certificate or certificates for the shares of Series Seed Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Series Seed Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Class B Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Class B Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

3.3.2. Reservation of Shares. For the purpose of effecting the conversion of the Series Seed Preferred Stock, the Corporation shall at all times while any share of Series Seed Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Class B Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Series Seed Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Series Seed Preferred Stock below the then-par value of the shares of Class B Common Stock issuable upon conversion of such series of Series Seed Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Class B Common Stock at such adjusted Conversion Price.

3.3.3. Effect of Conversion. All shares of Series Seed Preferred Stock that shall have been surrendered for conversion as provided in this Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class B Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4. No Further Adjustment. Upon any conversion of shares of Series Seed Preferred Stock, no adjustment to the Conversion Price of the applicable series of Series Seed Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Series Seed Preferred Stock or on the Class B Common Stock delivered upon conversion.

3.4. Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Series Seed Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Series Seed Issue Date***" for such series of Series Seed Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Series Seed Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Series Seed Issue Date combines the outstanding shares of Common Stock, the Conversion Price for each series of Series Seed Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5. Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Series Seed Issue Date makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Series Seed Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and;

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of

Common Stock that they would have received if all outstanding shares of such series of Series Seed Preferred Stock had been converted into Common Stock on the date of the event.

3.6. Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Series Seed Issue Date shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Series Seed Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

3.7. Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Series Seed Issue Date the Common Stock issuable upon the conversion of such series of Series Seed Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Series Seed Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series Seed Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8. Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Series Seed Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Series Seed Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Series Seed Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Series Seed Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Series Seed Preferred Stock.

3.9. Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event this Corporation shall issue Additional Shares of Common Stock (as defined below) without consideration or for a consideration per share less than the applicable Conversion Price of a series of Series Seed Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Series Seed Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common Stock so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.001, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal to $0.001 or more in the aggregate. For the purposes of this Section 3, all shares of Common Stock issuable upon conversion of all outstanding shares of Series Seed Preferred Stock and the exercise and/ or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

3.10. Additional Shares of Common Stock. For purposes of this Section 3, "Additional Shares of Common Stock" shall mean all shares of the Company's Common Stock issued (or, pursuant to Section 3.11, deemed to be issued) by the Corporation after the filing of this Certificate, other than issuances or deemed issuances of:

(a) shares issued upon conversion of the Company's Series Seed Preferred Stock;

(b) shares or options, warrants or other rights issued to employees, consultants or directors in accordance with plans, agreements or similar arrangements;

(c) shares issued upon exercise of options, warrants or convertible securities existing on the Original Series Seed Issue Date;

(d) shares issued as a dividend or distribution on Series Seed Series Seed Preferred Stock or for which adjustment is otherwise made pursuant to the Company's certificate of incorporation then in effect, as amended (e.g., stock splits);

(e) shares issued in connection with a registered public offering;

(f) shares issued or issuable pursuant to an acquisition of another corporation or a joint venture agreement approved by the Board, including the Series Seed Director;

(g) shares issued or issuable to banks, equipment lessors or other financial institutions pursuant to debt financing or commercial transactions approved by the Board, including the Series Seed Director;

(h) shares issued or issuable in connection with any settlement approved by the Board;

(i) shares issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar arrangements or strategic partnerships (as may be subsequently amended or modified) approved by the Board, including the Series Seed Director;

(j) shares issued to suppliers of goods or services in connection with the provision of goods or services pursuant to transactions approved by the Board, including the Series Seed Director; or

(k) shares that are otherwise excluded by consent of holders of a majority of the Series Seed Series Seed Preferred Stock.

3.11. Deemed Issuance of Additional Shares of Common Stock**.** In the event the Corporation at any time or from time to time after the date of the filing of this Certificate shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, *provided* that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the Conversion Price of any series of Series Seed Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon

the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 3 or pursuant to Recapitalization provisions of such Options or Convertible Securities), the Conversion Price of each series of Series Seed Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of a series of Series Seed Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common Stock and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each Series of Series Seed Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 3.12) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the

Conversion Price shall be adjusted pursuant to this Section 3 as of the actual date of their issuance.

3.12. Determination of Consideration. For purposes of this Section 3.12, the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common Stock shall be computed as follows:

3.12.1. ***Cash and Property.*** Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(c) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board.

3.12.2. ***Options and Convertible Securities.*** The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to this Section 3 shall be determined by dividing:

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

3.13. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Series Seed Preferred Stock pursuant to this Section 3, the Corporation shall, as promptly as reasonably practicable, compute such adjustment or readjustment in accordance with the terms of this Certificate and furnish to each holder of such series of Series Seed Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable upon the written request of any holder of any series of Series Seed Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Series Seed Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Series Seed Preferred Stock.

3.14. Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent for purposes of this Part B of Article V, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Series Seed Preferred Stock will automatically convert into shares of Class B Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.15. Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Series Seed Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to Section 3.14. Unless otherwise provided in this Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Series Seed Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Class B Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Section 3.14, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.15. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Class B Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted

Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Series Seed Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Series Seed Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Series Seed Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Series Seed Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission

C. COMMUNITY PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Community Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part C of this Article V refer to sections of this Part C.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1. Payments to Holders of Community Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Community Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Community Preferred Issue Price for such share of Community Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Community Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Community Preferred Stock the full amount to which they are entitled under this Section 1.1 and to pay the holders of shares of Series Seed Preferred Stock the full amount to which they are entitled under Section 1.1 of Part B of this Article V, the holders of shares of Series Seed Preferred Stock and the holders of shares of Community Preferred Stock will share ratably, on a *pari passu* basis, in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred Stock and Community Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full

1.2. Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Community Preferred Stock as provided in Section 1.1 and to the holders of Series Seed Preferred Stock pursuant to Section 1.1 of Part B of this Article V, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3. Deemed Liquidation Events.

1.3.1. Definition. Each of the following events is a "***Deemed Liquidation Event***" for purposes of this Part C of Article V unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2. Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1. General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Community Preferred Stock may cast the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Community Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate, holders of Community Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Class B Common Stock, and shall be entitled, notwithstanding any provision of this Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2. Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3. Community Preferred Stock Protective Provisions. For so long as at least Three Million (3,000,000) shares of Community Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Community Preferred Stock set forth in the Certificate or Bylaws, as then in effect, in a way that adversely affects the Community Preferred Stock;

(b) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to any series of Community Preferred Stock;

(c) redeem or repurchase any shares of Common Stock or Community Preferred Stock (other than (i) pursuant to employee, director, officer or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement or (ii) pursuant to rights of first refusal contained in agreements providing for such right);

(d) declare or pay any dividend or otherwise make a distribution to holders of Common Stock unless such dividend or distribution is made proportionately to the holders of Community Preferred Stock on an as-converted to Class B Common Stock basis;

(e) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Community Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1. Right to Convert.

3.1.1. Conversion Ratio. Each share of Community Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for the series of Community Preferred Stock by the Conversion Price for that series of Community Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Community Preferred Stock means the Original Issue Price for such series of Community Preferred Stock, which initial Conversion Price, and the rate at which shares of Community Preferred Stock may be converted into shares of Class B Common Stock, is subject to adjustment as provided in this Certificate.

3.1.2. Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Community Preferred Stock.

3.2. Fractional Shares. No fractional shares of Class B Common Stock will be issued upon conversion of the Community Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class B Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Community Preferred Stock the holder is at the time converting into Class B Common Stock and the aggregate number of shares of Class B Common Stock issuable upon such conversion.

3.3. Mechanics of Conversion.

3.3.1. Notice of Conversion. To voluntarily convert shares of Community Preferred Stock into shares of Class B Common Stock, a holder of Community Preferred Stock shall surrender the certificate or certificates for the shares of Community Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Community Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Community Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Class B Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate and a certificate for the number (if any) of the shares of Community Preferred Stock represented by the surrendered certificate that were not converted into Class B Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Community Preferred Stock converted.

3.3.2. Reservation of Shares. For the purpose of effecting the conversion of the Community Preferred Stock, the Corporation shall at all times while any share of Community Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Class B Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Community Preferred Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Community Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Community Preferred Stock below the then-par value of the shares of Class B Common Stock issuable upon conversion of such series of Community Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Class B Common Stock at such adjusted Conversion Price.

3.3.3. Effect of Conversion. All shares of Community Preferred Stock that shall have been surrendered for conversion as provided in this Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class B Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Community Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4. No Further Adjustment. Upon any conversion of shares of Community Preferred Stock, no adjustment to the Conversion Price of the applicable series of Community Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Community Preferred Stock or on the Class B Common Stock delivered upon conversion.

3.4. Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Community Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Community Preferred Issue Date***") effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Community Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date Original Community Preferred Issue Datecombines the outstanding shares of Common Stock, the Conversion Price for each series of Community Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5. Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date Original Community Preferred Issue Datemakes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Community Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Community Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of

Common Stock that they would have received if all outstanding shares of such series of Community Preferred Stock had been converted into Common Stock on the date of the event.

3.6. Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date Original Community Preferred Issue Dateshall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Community Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Community Preferred Stock had been converted into Common Stock on the date of such event.

3.7. Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Community Preferred Issue Date the Common Stock issuable upon the conversion of such series of Community Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Community Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Community Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8. Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not the Community Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Community Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Community Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Community Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Community Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Community Preferred Stock.

3.9. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Community Preferred Stock pursuant to this Section 3, the Corporation shall, as promptly as reasonably practicable, compute such adjustment or readjustment in accordance with the terms of this Certificate and furnish to each holder of such series of Community Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Community Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable upon the written request of any holder of any series of Community Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Community Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Community Preferred Stock.

3.10. Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent for purposes of this Part C of Article V, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Community Preferred Stock will automatically convert into shares of Class B Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11. Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Community Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Community Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Community Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Class B Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Community

Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Community Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Class B Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Community Preferred Stock converted. Such converted Community Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Community Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Community Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Community Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Community Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Community Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Community Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Community Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Community Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Community Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Community Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Community Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Community Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Community Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock, Series Seed Preferred Stock, or Community Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock, Series Seed Preferred Stock, or Community Preferred Stock approved by the holders of Series Seed Preferred Stock and Community Preferred Stock.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE XI: FORUM.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, the federal district court for the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation, or the Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the corporation on December 3, 2025.

John Worthington

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John Worthington, Co-Founder, CEO